UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) January 20, 2006

THE WASHINGTON POST COMPANY
Exact name of registrant as specified in its charter)

Delaware	1-6714	53-0182885
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1150 15th Street, N.W. Washington, D.C. (Address of principal executive offices)	20071 (Zip Code)

(202) 334-6000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to
simultaneously satisfy the filing obligation of the registrant under any of the
following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17
      CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17
      CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the
      Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the
      Exchange Act (17 CFR 240.13e-4(c))

Section 5 - Corporate Governance and Management

Item 5.02 Departure of Directors or Principal Officers; Election of Directors;
Appointment of Principal Officers

     Item 5.02(d) Election of Directors

     (1) On January 20, 2006, Christopher C. Davis was elected to the
Board of Directors of The Washington Post Company.

(2) None

   (3) On January 20, 2006, Mr. Davis was named to the Audit Committee
of The Washington Post Company.

   (4) None

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

   Item 9.01(c) Exhibits

   Exhibit No.   Description

   99.1   Press Release dated January 20, 2006

                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of
1934, the Registrant has duly caused this report to be signed on
its behalf by the undersigned hereunto duly authorized.

                              The Washington Post Company
                                    (Registrant)

Date January 20, 2006

                              /s/ John B. Morse, Jr.
                                    (Signature)
                              John B. Morse, Jr.
                              Vice President, Finance

                           EXHIBIT INDEX

Exhibit No.   Description

Exhibit 99.1   Press Release dated January 20, 2006